SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE ANNOUNCES THE LAUNCH OF ELEVEN NEW

PROMOTIONS CAMPAIGNS, THE MOST FOR ANY MONTH THUS FAR

January 8th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced today the launch of eleven programs over the past four weeks, the most it has launched in any month so far. The campaigns span multiple different industries and of the eleven campaigns, nine are for existing Snipp clients, a testament to the strength and efficacy of the platform.

“We are off to a strong start for 2015 and have plenty more to look forward to,” said Atul Sabharwal, CEO of Snipp. “I am pleased that we continue to prove out the scalability of our platform by seamlessly launching more and more campaigns every month, but I am even more thrilled that nine of the eleven campaigns we just launched are for existing clients. That’s the best validation of our solutions that I could have hoped for.”

Below are brief descriptions of each of the campaigns. For contractual and competitive reasons, Snipp does not usually disclose the names of its clients on public releases.

Retailer-specific beauty offer. A top French beauty brand, that has run previous SnippCheck receipt-based promotions within its family of brands, has launched a retailerspecific cross-portfolio offer for their top retail partner. Consumers that spend $20 or more on the brand’s hair care, skin care, or cosmetics products receive a digital $5 gift card for the retailer. To qualify, consumers submit a picture of their receipt by MMS, email, or via mobile web upload. Once validated, Snipp awards an eGift card that can be used on the retailer’s site or in store. See more here: http://bit.ly/1tg1zpw

Ski promotion for leading gas station chain. The second promotion with this gas station chain launched on January 1st, 2015, and leverages SnippCheck’s loyalty engine to track multiple purchases. Consumers receive a 30% discount code to a popular ski resort by filling up 8 gallons or more on two separate visits to any of the gas chain’s locations. See more here: http://bit.ly/1AoTDYF

National frozen food reward promotion. A leading food manufacturer launched a health and wellness program on the SnippCheck platform. The program, which launched December 17th, 2015, offers a free reward to consumers that purchase 4 frozen food products in one shopping trip. To participate, consumers send in a photo of their receipt by text message or mail and then receive a code to enter on the redemption site. Consumers can then choose from multiple different rewards such as nutrition counselling, yoga classes, roller-skating based on availability in their area. See more here: http://bit.ly/1AWHuJj

Retailer specific magazine sweepstakes. A coupon marketing company that provides offers in magazine out-serts launched its fifth SnippCheck program this week. Readers of magazines within a five-mile radius of a leading retailer will receive the offer, which is a sweepstakes entry based on purchase of one of the advertised products at the retailer. Consumers can submit a photo of their qualifying purchase receipt by email to be entered into the sweepstakes. Snipp is also providing sweepstakes winner drawings and prize procurement and delivery for this promotion.

CPG health and wellness purchase offer. This Fortune 100 company (and repeat Snipp client) is turning to the SnippCheck platform once again to drive an increase in basket size among consumers. Promoting a “Get Fit, Get Rewarded,” campaign, the promotion offers consumers that spend $20 on at least two participating brands in one shopping trip a free experiential reward. To participate, consumers must submit a picture of their qualifying receipt through MMS to receive a reward code to the redemption site. The prizes are being fulfilled through a Snipp partner agency.

National and retailer-specific digital cookbook program. This leading Italian foods manufacturer is running their first direct program with Snipp in an effort to drive incremental basket size at all retailers nationwide. The offer is being by their digital shopper marketing agency and their Olympic and World Cup spokesperson. Consumers that purchase 4 products in one shopping trip can qualify to receive an eCookbook gift with purchase when they submit their receipts. Snipp also custom developed a registration page to allow consumers to choose their preferred reward format for the digital book. In addition, the company’s top retail customer has a unique keyword and email to track performance. See more here: http://bit.ly/1Hyzp1R

Spirits brand recipe card program. A leading spirits company (also an existing client) is utilizing Snipp’s Snipp2U messaging platform to promote its flavoured vodka line by allowing consumers to text keywords to receive drink recipes for its various vodka flavors. Consumers can text in their favorite flavor to Snipp to receive a custom recipe card image incorporating that flavoured vodka. Over forty-five different recipes and flavors are featured, and Snipp developed the creative for the program in partnership with the brand activation team. This program will run through 2015.

Food manufacturer sweepstakes for Super Bowl. A leading deli meats and bacon manufacturer is running their second promotion on the Snipp platform. This text-to-win program will be advertised in stores with an Instant Redeemable Coupon (IRC) off two packages of their bacon products. Consumers that text in the program keyword to Snipp may register for the sweepstakes and a chance to win their Ultimate Game Day!

Mobile loyalty platform launches a new offer. This large mobile loyalty and marketing platform (and repeat Snipp client), has launched its second offer on the Snipp platform. This newest offer is for another Snipp client mentioned above, a leading Italian food manufacturer running a separate offer directly with Snipp. See more here: http://bit.ly/1FIVCHM

Geo-targeted restaurant sweepstakes. A leading coupon aggregation site has launched a second offer leveraging SnippCheck, this time targeting users in Los Angeles, CA through their app. When consumers purchase a combo meal at a popular chicken wing franchise in the Greater Los Angeles area, they can qualify for a chance to win a new home theater system. To participate, consumers can choose to send in their receipts through the app itself. Once validated, they are entered into the sweepstakes and are notified if they win.

Spirits brand regional sweepstakes. A leading spirits company (and existing Snipp client) is leveraging Snipp’s SnippWin contest engine along with its Snipp2U messaging platform to create a text-based sweepstakes program. The program is restricted to residents of a particular state who must pass through an age gate prior to entering the contest.

Please visit http://home.snipp.com/clients/ for more Snipp programs.

About Snipp:

Snipp Interactive Inc. (www.snipp.com) builds cross-device shopper marketing solutions for brands to engage and interact with their customers. Snipp provides a full spectrum of services including campaign conceptualization, rules and legal, design, execution, rewards provisioning and fulfillment. The services span four main solution sets:

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Mobile Promotions and Contests: A turnkey contesting platform that provides a full range of mobile-based contests, from simple sweepstakes to instant win programs to tiered, multi-level games.

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Purchase Promotions / Receipt Processing: Snipp’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions. It supports any qualification criteria, and works across all retailers and all devices.

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Loyalty Programs: Snipp’s white-label loyalty engine allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached.

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Augmented Reality and Apps: Snipp produces cutting edge augmented reality campaigns and apps for leading brands around the world.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forwardlooking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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